UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: April 25, 2017
Commission File Number: 001-36891

Cellectis S.A.
(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry
75013 Paris, France
+33 1 81 69 16 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

The following amendment has been made to the 6K released on 25 April 2017 at 4:30pm EST.

Removal of the text which incorrectly reported that Philippe Duchateau is Chief Executive Officer of Cellectis, instead of Chief Scientific Officer.

All other details remain unchanged.

The full amended text is shown below.

EXHIBIT INDEX

Exhibit	Title

99.1	Press release, dated April 25, 2017

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

April 25, 2017	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

3